UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)

Pacific Ethanol, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

69423U 10 7
(CUSIP Number)

October 16, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐   Rule 13d-1(c)
☐   Rule 13d-1(d)

CUSIP NO. 69423U 10 7

1.	Name of reporting persons: Eagle Energy, LLC

I.R.S. Identification Nos. of above persons (entities only): 20-2143209

2.	Check the appropriate box if a member of a group:

(a)     ☐
(b)     ☐

3.	SEC use only:

4.	Citizenship or place of organization: South Dakota

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power: 2,775,851

6.	Shared voting power: --

7.	Sole dispositive power: 2,775,851

8.	Shared dispositive power: --

9.	Aggregate amount beneficially owned by each reporting person: 2,775,851

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9: 7.5%

12.	Type of reporting person: 00-LLC

Item 1(a). Name of issuer: Pacific Ethanol, Inc.

Item 1(b). Address of issuer’s principal executive offices:     5711 N. West Avenue
    Fresno, CA 93711

Item 2(a). Names of person filing: Eagle Energy, LLC

Item 2(b). Address of principal business office:     2113 Pebble Beach Lane
  Brandon, SD 57005

Item 2(c). Citizenship: South Dakota

Item 2(d). Title of class of securities: Common Stock, $.001 par value

Item 2(e). CUSIP No.: 69423U 10 7

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 2,775,851
(b)	Percent of class: 7.5%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,775,851
(ii)	Shared power to vote or to direct the vote: --
(iii)	Sole power to dispose or to direct the disposition of: 2,775,851
(iv)	Shared power to dispose or to direct the disposition of: --

Item 5.	Ownership of 5 percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group:

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2006

EAGLE ENERGY, LLC

By:	/s/ David Fick
Signature
David Fick, President Name/Title